SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                        SCHEDULE 13G
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (AMENDMENT NO.  1 )

Name of Issuer:               ARMOR ALL PRODUCTS CORPORATION

Title of Class of Securities: Common Stock

Cusip No:                     042256 10 7

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(1)  Name of Reporting Person:     McKesson Corporation

     S.S. OR I.R.S. Identification No. Of Above Person:
     94-3040479

(2)  Check the Appropriate Box if a Member of a Group:
          (A)  []

          (B)  []

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:   Delaware

Number of Shares Beneficially Owned by Each Reporting Person
with:
     (5)  Sole Voting Power:            11,975,000

     (6)  Shared Voting Power:          0

     (7)  Sole Dispositive Power:       11,975,000

     (8)  Shared Dispositive Power:     0

(9)  Aggregate Amount Beneficially Owned By Each Reporting
     Person:   11,975,000

(10) Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares:

(11) Percent of Class Represented by Amount in Row 9: 56.68

(12) Type of Reporting Person:     CO




                        SCHEDULE 13G



ITEM 1(a) Name of Issuer:     Armor All Products Corporation

ITEM 1(b) Address of Issuer's Principal Executive Officers:
                                   6 Liberty
                                   Aliso Viejo, CA 92656

ITEM 2(a) Name of Person Filing:   McKesson Corporation

          McKesson Corporation, a Delaware corporation, became the parent and successor to the reporting obligations of McKesson Corporation, a Maryland corporation (the "Predecessor") on July 31, 1987 pursuant to a merger effected to change the domicile of the Predecessor from Maryland to Delaware.

ITEM 2(b) Address of Principal Business Office:

          One Post Street
          San Francisco, CA 94104

ITEM 2(c) Citizenship:   Delaware

ITEM 2(d) Title of Class of Securities:      Common Stock

ITEM 2(e) CUSIP Number:  042256-10-7

ITEM 3    If this statement is filed pursuant to Rules 13d-
          1(b), or 13d-2(b), check whether the person filing is a:

ITEM 3(a) []   Broker or Dealer registered under Section 15
               of the Act

ITEM 3(b) []   Bank as defined in section 3(a)(6) of the Act

ITEM 3(c) []   Insurance Company as defined in section
               3(a)(19) of the Act

ITEM 3(d) []   Investment Company registered under section 8
               of the Investment Company Act

ITEM 3(e) []   Investment Adviser registered under section
               203 of the Investment Advisers Act of 1940

ITEM 3(f) []   Employee Benefit Plan, Pension Fund which is
               subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund

ITEM 3(g) []   Parent Holding Company, in accordance with
               Section 240.13d-1(b)(ii)(G)

ITEM 3(h) []   Group, in accordance with Section 240.13d-
               1(b)(1)(ii)(H)


ITEM 4    OWNERSHIP (as of December 31, 1993):

ITEM 4(a) Amount Beneficially Owned: 11,975,000

ITEM 4(b) Percent of Class:   56.68

ITEM 4(c) Number of shares as to which such person has:

          (i)       sole power to vote or direct the vote:
                    11,975,000

          (ii)      shared power to vote or direct the vote:
                    0

          (iii)     sole power to dispose or direct the
                    disposition of: 11,975,000

          (iv) shared power to dispose or to direct the disposition of: 0


ITEM 5    Ownership of Five Percent or Less of a Class:
          Not Applicable


ITEM 6    Ownership of More than Five Percent on Behalf of
          Another Person:     Not Applicable


ITEM 7    Identification and Classification of the
          Subsidiary which Acquired the Security Being
          Reported on by the Parent Holding Company:
          Not Applicable


ITEM 8    Identification and Classification of Members of
          the Group:     Not Applicable


ITEM 9    Notice of Dissolution of Group:    Not Applicable


ITEM 10   Certification:      Not Applicable


                          SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         McKESSON CORPORATION





Dated: March 25, 1994    By:    /s/Nancy A. Miller
                         Nancy A. Miller
                         Vice President and Corporate
                         Secretary